STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Non-Delaware Corporation first formed is Washington.

2.) The jurisdiction immediately prior to filing this Certificate is Washington.

3.) The date the Non-Delaware Corporation first formed is January 13, 2015.

4.) The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Hour Loop, Inc..

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Hour Loop, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 6th day of April, A.D. 2021.

By: /s/ Sam Lai

Name: Sam Lai
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Title: Chief Executive Officer
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